

October 11, 2022

Timothy M. Kohl
Chief Executive Officer
Marten Transport Ltd
129 Marten Street
Mondovi, Wisconsin 54755

> **Re: Marten Transport Ltd**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2022**
> **File No. 000-15010**

Dear Timothy M. Kohl:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program

cc:    Pat Pazderka